UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2005

OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ___________ to ___________

COMMISSION FILE NUMBER ……………………………………………………………………0-2610

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
ZIONS BANCORPORATION PAYSHELTER 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ZIONS BANCORPORATION One South Main, Suite 1134 Salt Lake City, Utah 84111

INDEX

Page

(a)	Financial Statements and Supplemental Schedules – Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan	F-1

(b)	Signatures	F-2

(c)	Exhibit 23 – Consent of Independent Registered Public Accounting Firm	F-3

Financial Statements and Supplemental Schedules

ZIONS BANCORPORATION PAYSHELTER 401(K) AND
EMPLOYEE STOCK OWNERSHIP PLAN

As of December 31, 2005 and 2004 and for the
Year Ended December 31, 2005

with Report of Independent Registered Public Accounting Firm

F-1

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Financial Statements and Supplemental Schedules

As of December 31, 2005 and 2004 and for the
Year Ended December 31, 2005

Contents

Report of Independent Registered Public Accounting Firm

Audited Financial Statements

Statements of Net Assets Available for Benefits	1
Statement of Changes in Net Assets Available for Benefits	2
Notes to Financial Statements	3

Supplemental Schedules

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	10
Schedule H, Line 4j – Schedule of Reportable Transactions	11

Report of Independent Registered Public Accounting Firm

The Benefits Committee
Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2005 and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                    /s/ ERNST & YOUNG LLP

Salt Lake City, Utah
June 26, 2006

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

	December 31,
	2005	2004
Assets
Investments:
Zions Bancorporation common stock	$251,765,703	$224,732,109
Guaranteed income fund	32,235,270	26,973,175
Pooled separate accounts	131,828,388	104,675,439
Participant loans	5,303,044	4,276,394
	421,132,405	360,657,117

Receivables:
Participant contributions	780,989	303,812
Employer contributions	13,971,848	9,716,912
Interest	–	4,314
	14,752,837	10,025,038
Net assets available for benefits	$435,885,242	$370,682,155

See accompanying notes to financial statements.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

Additions
Investment income:
Net appreciation in fair value of investments	$33,654,088
Dividends	4,828,615
Interest	1,267,883
39,750,586

Contributions:
Participant	26,009,803
Employer	25,670,313
Rollovers	1,357,070
53,037,186

Transfers from affiliated plans	3,779,306
Total additions	96,567,078

Deductions
Benefits paid directly to participants	31,363,991

Net increase	65,203,087

Net assets available for benefits:
Beginning of year	370,682,155
End of year	$435,885,242

See accompanying notes to financial statements.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2005

1. Description of Plan

The following description of the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan (“the Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a single employer defined contribution plan designed to provide retirement benefits for eligible employees under a pretax salary reduction arrangement with a specified employer matching contribution and a discretionary noncontributory profit sharing feature. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). From time to time, the Plan has been amended and restated. Prudential Financial, Inc. is the trustee of the Plan. Zions Bancorporation (“the Company”) is the Plan sponsor. The Company’s Benefits Committee (“the Benefits Committee”) administers the Plan.

Eligibility

Participation in the Plan is voluntary. Any nonexcluded employee (as defined in the Plan provisions) at least 21 years of age is eligible to participate. To be eligible for the noncontributory profit sharing feature, participants must meet other criteria, including 1,000 hours of service.

Contributions

Participants may contribute from 1% to 5% of their pretax annual compensation for which the Company provides a matching contribution of 100% for the first 3% of the participant’s compensation and 50% for the remaining 2%. Overall, participants may contribute up to 50% of their pretax annual compensation subject to the annual maximum allowed participant contribution, which was $14,000 for 2005. Under applicable law, participants attaining the age of 50 during or prior to 2005 are eligible to make catch-up contributions.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Contributions (continued)

Contributions by the Company under the noncontributory profit sharing feature are discretionary and may range up to 6.0% of participants’ compensation, based on the Company’s return on average common equity, as defined, for the Plan year. Subsequent to the end of the Plan year, the Company approved and contributed $13,578,691 and $9,549,104 under the noncontributory profit sharing feature for the 2005 and 2004 Plan years, respectively. Included in these amounts are forfeitures of $378,691 for 2005 and $95,002 for 2004. The amounts were 4.0% and 3.0%, respectively, of participants’ compensation and were included with employer contributions receivable in the statements of net assets available for benefits.

The Plan allows rollovers by participants from nonaffiliated qualifying plans.

Participant Accounts

Each participant’s fund account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings. Investment income or loss is allocated based on the investment shares held in the participant’s account in relation to the total investment shares of the Plan. Certain investment transaction expenses are charged to the participants’ accounts.

Vesting and Payment of Benefits

Participant and Company matching contributions plus investment earnings are immediately vested; however, Company contributions under the noncontributory profit sharing feature do not vest until the participant attains 5 years of vesting service. Nonvested amounts forfeited by terminated participants are used to reduce future Company profit sharing contributions. Participants are 100% vested if employed by the Company when normal retirement age is attained. Benefits are paid upon death, disability, retirement, or termination of employment, or may be paid earlier subject to Plan provisions. Benefits are paid in shares of stock, cash, or a combination of the two, depending on the participant’s investment options.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Investment Options

Participant contributions can be directed subject to Plan provisions into various Plan investment options, which do not include the Company’s common stock. The Company’s matching contributions and amounts contributed under the noncontributory profit sharing feature are invested in the Company’s common stock. Participants with 5 years of service may diversify certain of their existing investments in the Company’s common stock to other Plan investments.

Participant Loans

Participants may borrow from their fund accounts in amounts from $1,000 up to the lesser of $50,000 or 50% of their vested account balance. Loan terms cannot exceed 5 years, or 10 years if used for the purchase of a primary residence. The loans are secured by the balance in the participants’ accounts and are repaid at a reasonable rate of interest through direct payroll deductions.

Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan were terminated, each participant would become 100% vested and would receive a distribution of assets equal to the value of the participant’s account.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared using the accrual basis of accounting.

Valuation of Investments and Income Recognition

The Company’s common stock is valued at the last reported sales price on the last business day of the Plan year. The guaranteed income fund is an investment contract that pays interest at a fixed rate for a defined period of time. Because the fund has fully benefit-responsive features, it is stated at contract value as determined by the trustee,

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

which approximates fair value. The fund is credited with earnings from the underlying investments and charged for participants’ withdrawals and administrative expenses. However, withdrawals influenced by Company-initiated events, such as the sale of a business, may result in a distribution at other than contract value. There is no reserve against the contract value for credit risk of contract issuers or otherwise. Participation units in the pooled separate accounts are stated at redemption values provided on the last business day of the Plan year by an insurance company affiliated with the trustee. Both the guaranteed income fund and the pooled separate accounts are held by the trustee’s insurance company. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Administrative Expenses

The Company currently pays administrative expenses; however, the Plan may pay these expenses, as determined by the Benefits Committee.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentration of Investments

The Plan’s net assets available for benefits at December 31, 2005 and 2004 include investments in the Company’s common stock of $251,765,703 (3,331,997 shares) and $224,732,109 (3,303,086 shares), respectively. These investments represent a 3.17% and 3.68% ownership of the Company’s outstanding common stock at December 31, 2005 and 2004, respectively. The fair value of these investments is subject to market fluctuations.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

3. Recent Accounting Pronouncement

In December 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. The FSP modifies existing accounting and disclosure guidance for defined contribution plans with respect to fully benefit-responsive investment contracts. The effective date for the FSP is for annual periods ending after December 15, 2006. Earlier application is permitted. When adopted, the guidance in the FSP should be applied retroactively to all periods presented. The Plan will adopt the FSP for the year ended December 31, 2006. While adoption of the FSP may require increased disclosure, the Benefits Committee does not expect the accounting impact of the FSP to be significant to the Plan’s financial statements.

4. Investments

The trustee of the Plan, as identified in Note 1, holds the Plan’s investments and executes all investment transactions. Investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits are as follows:

	December 31,
	2005	2004
Zions Bancorporation common stock*	$ 251,765,703	$ 224,732,109
Prudential Retirement Insurance
Guaranteed Income Fund	32,235,270	26,973,175

* Nonparticipant-directed

The net guaranteed crediting interest rate for the Prudential Retirement Insurance Guaranteed Income Fund was 3.45% and 3.60% at December 31, 2005 and 2004, respectively. The crediting interest rate is reset every January 1 and July 1 and is guaranteed against change during each six-month period. The estimated average yield for the year ended December 31, 2005 was 3.45%. The crediting interest rate will always be greater than or equal to zero percent.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

4. Investments (continued)

During 2005, the Plan’s investments (including investments purchased and sold, as well as held during the year) appreciated in fair value as determined by quoted market prices and by redemption values provided by the trustee’s insurance company as follows:

Zions Bancorporation common stock	$ 25,484,167
Pooled separate accounts	8,169,921
$ 33,654,088

The Plan’s investment activity in the Company’s common stock includes nonparticipant-directed and participant-directed transactions. Because the investment activity cannot be split between these types of transactions, the entire investment is reflected as nonparticipant-directed.

Significant changes in net assets during 2005 relating to nonparticipant-directed and participant-directed transactions of the Company’s common stock are as follows:

Net appreciation in fair value	$ 25,484,167
Dividends	4,828,615
Contributions	21,390,933
Net transfers to other investments	(8,918,382)
Benefits paid directly to participants	(15,751,739)
Net increase in net assets	27,033,594

Net assets at beginning of year	224,732,109
Net assets at end of year	$ 251,765,703

5. Transfers from Affiliated Plans

Transfers from the remaining assets of affiliated plans were comprised of $2,508,608 from the Eldorado Bancshares, Inc. 401(k) Plan on May 6, 2005, $1,260,681 from the Antelope Valley Bank Savings Plan and $10,017 from the Frontier State Bank 401(k) Profit Sharing Plan on October 21, 2005. The transfers were made in accordance with ERISA provisions and with the respective plan and applicable transfer agreements. The associated banks had previously merged with banking subsidiaries of the Company.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

6. Transactions with Parties-in-Interest

During 2005, the Plan received dividends from the Company of $4,828,615. Purchases and sales of the Company’s common stock in 2005 were $26,093,574 and $24,801,676, respectively.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated September 9, 2005 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“the Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and that the related trust is tax exempt.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
EIN: 87-0227400   Plan: 006

December 31, 2005

	(b)		(d)
	Identity of Issue, Borrower,	(c)	Cost of Remain-	(e)
(a)	Lessor, or Similar Party	Description of Investment	ing Assets (1)	Current Value

*	PRUDENTIAL RETIREMENT INS	GUARANTEED INCOME FUND (1,103,460 units)		$32,235,270
*	PRUDENTIAL RETIREMENT INS	CORE BOND ENHANCED INDEX (305,256 shares)		4,501,960
*	PRUDENTIAL RETIREMENT INS	CORE BOND BSAM FUND (715,184 shares)		10,287,302
*	PRUDENTIAL RETIREMENT INS	LIFETIME20 (162,369 shares)		2,472,210
*	PRUDENTIAL RETIREMENT INS	LIFETIME30 (227,300 shares)		3,470,409
*	PRUDENTIAL RETIREMENT INS	LIFETIME40 (458,438 shares)		6,880,345
*	PRUDENTIAL RETIREMENT INS	LIFETIME50 (499,745 shares)		7,526,514
*	PRUDENTIAL RETIREMENT INS	LIFETIME60 (133,106 shares)		2,004,761
*	PRUDENTIAL RETIREMENT INS	OPPENHEIMER CAPITAL APPRECIATION CL A (353,010 shares)		15,234,291
*	PRUDENTIAL RETIREMENT INS	S&P 500 INDEX (168,700 shares)		12,213,293
*	PRUDENTIAL RETIREMENT INS	MID CAP GROWTH/ARTISAN PARTNERS (1,374,923 shares)		15,381,169
*	PRUDENTIAL RETIREMENT INS	MID CAP VALUE/WELLINGTON MGMT (380,493 shares)		7,073,142
*	PRUDENTIAL RETIREMENT INS	SMALL CAP GROWTH/TIMESSQUARE (255,670 shares)		6,123,234
*	PRUDENTIAL RETIREMENT INS	SMALL CAP VALUE/KENNEDY CAPITAL (389,582 shares)		4,996,489
*	PRUDENTIAL RETIREMENT INS	SSGA RUSSELL 2000 INDEX (200,147 shares)		4,289,437
*	PRUDENTIAL RETIREMENT INS	SSGA EAFE INDEX (654,138 shares)		10,702,894
*	PRUDENTIAL RETIREMENT INS	SSGA S&P MIDCAP FUND SERIES A (78,796 shares)		1,995,539
*	PRUDENTIAL RETIREMENT INS	LARGE CAP VALUE/LSV ASSET MGMT (883,824 shares)		14,871,559
*	PRUDENTIAL RETIREMENT INS	INTERN VAL/LSV ASSET MGMT (156,528 shares)		1,803,840
*	ZIONS BANCORPORATION	ZIONS BANCORPORATION COMMON STOCK (3,331,997 shares)	$163,418,986	251,765,703
*	PARTICIPANT LOANS	Interest rates ranging from 4.00% to 10.00%, with maturities
		through December 2015		5,303,044
				$421,132,405

* Indicates party-in-interest to the Plan.
(1)	Only provided for nonparticipant-directed investments.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Schedule H, Line 4j – Schedule of Reportable Transactions
EIN: 87-0227400   Plan: 006

Year Ended December 31, 2005

(h)
(a)	(b)	(c)	(d)	(g)	Current Value	(i)
Identity of Party	Description of	Purchase	Selling	Cost of	of Asset on	Net Gain
Involved	Assets	Price	Price	Asset	Transaction Date	(Loss)

Category (iii) – a series of transactions with the same issue in excess of 5% of Plan assets:

Zions Bancorporation	Zions Bancorporation
	Common Stock	$ 26,093,574	N/A	$ 26,093,574	$ 26,093,574	$ –

Zions Bancorporation
	Common Stock	N/A	$ 24,801,676	$ 16,686,444	$ 24,801,676	$ 8,115,232

No category (i), (ii) or (iv) reportable transactions occurred during 2005.
Columns (e) and (f) are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ZIONS BANCORPORATION PAYSHELTER 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN

Date: June 27, 2006	By:	/s/ Doyle L. Arnold
DOYLE L. ARNOLD,
Vice Chairman and Chief Financial Officer of Zions Bancorporation

F-2